Exhibit 2.1

SHARE PURCHASE AGREEMENT

between

AGR GROUP ASA

And

FieldCo Invest AS

(as Sellers)

And

Oceaneering AS

(as Buyer)

regarding all the shares in

AGR FIELD OPERATIONS HOLDINGS AS

Dated 22 November 2011

9.10 Key Employees	18
9.11 Material contracts	18
9.12 Absence of certain changes	19
9.13 Litigation	20
9.14 Assets and Encumbrances	20
9.15 No owned Real Property	20
9.16 Leased Real Property	20
9.17 Intellectual Property Rights	20
9.18 Insurance	20
9.19 Compliance with applicable law; Permits	20
9.20 Compliance with environmental laws	21
9.21 Full disclosure	21
9.22 No other warranties	21

10 WARRANTIES OF THE BUYER	22
10.1 Organisation	22
10.2 Power and authority	22
10.3 Financing	22
10.4 No conflict	22
10.5 Consents and approvals	22
10.6 No knowledge of breach	22
10.7 No other warranties	22

11 COMPENSATION	22
11.1 Compensation by the Sellers	22
11.2 Matters disclosed and Buyer’s knowledge	23
11.3 Financial limits	23
11.4 Time limits	23
11.5 Matters reflected in the Locked Box Accounts and Leakages	23
11.6 Related benefits	23
11.7 Contingent liabilities	24
11.8 Changes in law, accounting bases etc	24
11.9 Covered Losses	24
11.10 Acts of the Buyer; Mitigation	24
11.11 Compensation procedure with respect to Third Party Claims	24

12 SPECIFIC INDEMNITIES	25

13 TERMINATION	26
13.1 Termination	26
13.2 Rights on termination	26

14 CONFIDENTIALITY	26

15 NON-SOLICITATION	27

16 MISCELLANEOUS	27
16.1 Assignment	27
16.2 No right of rescission, termination or reversal after Closing	28
16.3 Sole remedies	28
16.4 Costs and expenses	28
16.5 Public announcement	28
16.6 Notices	29
16.7 Counterparts	30

16.8 Severability	30
16.9 Entire agreement	30
16.10 Governing law	30
16.11 Dispute resolution	30
16.12 Waiver of immunity	30

LIST OF APPENDICES:

Appendix 1:	The Subsidiaries

Appendix 2t)	Key Employees

Appendix 2v):	Locked Box Accounts

Appendix 2ee):	Permitted Leakages

Appendix 7.2d):	Resigning directors

Appendix 8.8:	Services Agreement

Appendix 9.11:	Material contracts with change of control provisions

Appendix 9.12:	Absence of certain changes

Appendix 9.13	Litigation

Appendix 9.17	Intellectual Property Rights

Appendix 10.5:	Consents and approvals

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is entered into on the 22 of November 2011 by and between:

(1)	AGR Group ASA, a public limited company incorporated under the laws of Norway, registered in the Norwegian Register of Business Enterprises with organisation number 986 922 113 and with registered address at Smålonane 12-14, 5353 Straume;

(2)	FieldCo Invest AS, a private limited company incorporated under the laws of Norway, registered in the Norwegian Register of Business Enterprises with organisation number 994 657 151 and with registered address at Smålonane 12-14, 5353 Straume (together with AGR Group ASA the “Sellers”); and

(3)	Oceaneering AS, a private limited company incorporated under the laws of Norway, registered in Norwegian Register of Business Enterprises with organisation number 932 925 753 and with registered address at Jåttåvågen, 4020 Stavanger (the “Buyer”).

1	BACKGROUND

The Sellers own all the issued shares of AGR Field Operations Holdings AS, a private limited company incorporated under the laws of Norway, registered in the Norwegian Register of Business Enterprises with organisation number 992 821 256 and with registered address at Smålonane 12-14, 5353 Straume (the “Company”).

The Company and its subsidiaries set out in Appendix 1 (the “Company Group”) is a provider of asset integrity management and operations services mainly to customers within the oil, gas and energy industries.

By entering into this Agreement, the Sellers and the Buyer have agreed on the sale and transfer of all the issued shares in the Company (the “Shares”) from the Sellers to the Buyer on the terms and subject to the conditions set forth herein.

2	DEFINITIONS

When used in this Agreement, the following terms shall have the following meanings:

a)	Accounting Principles means (i) in respect of the annual accounts of each Group Company, the respective generally accepted accounting principles in the jurisdiction of incorporation of the relevant Group Company, as applied (in accordance with such accounting principles) by the relevant Group Company and (ii) in respect of the consolidated annual accounts of the Company Group and the Locked Box Accounts, the International Financial Reporting Standards (IFRS) as applied (in accordance with such accounting principles) by the Company Group;

b)	AGR Group means AGR Group ASA and all of its subsidiaries at any given point in time, excluding the Company Group;

c)	Agreement has the meaning ascribed to such term in the recitals and shall include the appendices attached hereto;

d)	Business means the business of the Company Group as currently conducted;

e)	Business Day means any day on which banks are normally open for business in Norway and the United States of America;

f)	Buyer has the meaning ascribed to such term in the recitals;

g)	Buyer Group has the meaning ascribed to such term in Clause 15;

h)	Closing means the completion of the sale and purchase of the Shares by the performance by the Parties of their respective obligations under Clause 6;

i)	Closing Date means the date when Closing actually occurs;

j)	Company has the meaning ascribed to such term in Clause 1;

k)	Company Group has the meaning ascribed to such term in Clause 1;

l)	Data Room Documents means the documents relating to the Company Group made available to the Buyer and its advisors in the virtual data room established by the Company in connection with the transaction contemplated hereby, as specified in the document index included in the virtual data room, copies of which have been delivered to the Buyer and the Sellers in electronic form;

m)	Disclosed Information means all information which fairly is disclosed to the Buyer or its advisors by the Sellers and their advisors in the Data Room Documents or in the information memorandum;

n)	Encumbrances means any mortgage, charge, pledge, lien, option or other encumbrance or any other third party right restricting the use of real or personal property;

o)	Facilities Agreement means the multicurrency guarantee, revolving credit and term loan facilities agreement dated 16 March 2011 entered into by and between, inter alia, DnB NOR Bank ASA and Nordea Bank Norge ASA as lenders and AGR Field Operations Holdings AS as borrower;

p)	Financial Statements means (i) the audited annual accounts of each of the Company and its Subsidiaries for the financial year ended 31 December 2010, including the statement of financial position, statement of income, statement of cash flow and the notes thereto and (ii) the consolidated annual accounts of the Company Group for the financial year ended 31 December 2010, as disclosed in the Data Room Documents;

q)	Governmental Body means any government or governmental authority of any nature exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature or any department, agency or instrumentality thereof, including but not limited to any enterprise which is wholly owned or controlled by any of the foregoing, but only in the capacity of performing a public function;

r)	Group Companies means the Company and the Subsidiaries, and “Group Company” means any one of them;

s)	Intellectual Property Rights means publishing rights, trademarks, trade names, firm names, logos, domain names, patents, inventions, know-how, trade secrets, copyrights and other intellectual property of a similar kind, as well as any applications for or registrations of the same;

t)	Key Employees means the members of the Company’s senior executive management group as listed in Appendix 2t);

u)	Leakages means any payments made by any Group Company to or in favour of the AGR Group and/or FieldCo Invest AS between the Locked Box Date and the Closing Date in breach of Clause 3.3;

v)	Locked Box Accounts means the condensed consolidated special purpose financial statements of the Company Group as at 30 June 2011 and for the six months period then ended attached hereto as Appendix 2v), which have been prepared and audited as set forth in the independent auditor’s report to the Board of Directors of the Company dated 26 September 2011 attached thereto;

w)	Locked Box Date means 30 June 2011;

x)	material and non-material/not material means material and non-material/not material (as the case may be) to the Company Group taken as a whole;

y)	Material Adverse Change means any material adverse change having occurred in the financial condition, business or results of operations of the Company Group taken as a whole;

z)	NOK means Norwegian kroner, the currency of Norway;

aa)	Organisational Documents means the articles or memorandum of association, by-laws, certificate of incorporation or any similar constitutional documents of a company;

bb)	Parties means the Sellers and the Buyer together and a “Party” is any one of them;

cc)	Permit means any licence, certificate, authorisation, consent, approval or permit issued to the Group Companies by any Governmental Body and which is necessary for the carrying on of the business by the relevant Group Company in the manner and in the places in which such businesses are carried out at the date hereof;

dd)	Permitted Encumbrances means (i) Encumbrances reflected in the Financial Statements or the Locked Box Accounts, (ii) Encumbrances pursuant to the Facilities Agreement and (iii) Encumbrances for current taxes, assessments or governmental charges or levies not yet due and payable or otherwise arising by operation of law;

ee)	Permitted Leakages means any payments made or permitted to be made by or on behalf of the Group Companies between the Locked Box Date and the Closing Date as set forth in Appendix 2ee);

ff)	Public Official means any official, director or employee of a Governmental Body; any political party or official thereof; any candidate for political office; any official or employee of a public international organization; or any person acting in an official capacity on behalf of any thereof.

gg)	Purchase Price has the meaning ascribed to such term in Clause 3.2;

hh)	Sellers has the meaning ascribed to such term in the recitals;

ii)	Sellers’ Bank Account means the bank account in the name of AGR Group ASA with bank account no IBAN NO64 5010 0663 594 BIC/SWIFT DNBANOKKXXX;

jj)	Sellers’ Knowledge means the knowledge that the respective Boards of Directors of the Sellers and the Company is or should have had as of the date hereof;

kk)	Sellers’ Warranties means the warranties given by the Sellers pursuant to Clause 9;

ll)	Services Agreement has the meaning ascribed to such term in Clause 8.8;

mm)	Shares has the meaning ascribed to such term in Clause 1;

nn)	Signing Date means the date of this Agreement;

oo)	Subsidiaries means the subsidiaries of the Company as of the date hereof as set out in Appendix 1;

pp)	Tax or Taxation means any taxes and duties of whatever nature, including without limitation a) income taxes, b) corporate taxes, c) capital gains taxes, d) payroll taxes, e) VAT, f) labour market and other social contribution taxes and/or duties and/or labour market or special fund pension contribution g) withholding taxes, h) duties on salaries, and i) any other taxes and duties of any kind payable by any Group Company or for which such Group Company will be held liable. Tax further includes interest, penalties, surcharges, levies, cost and other additions to tax that may become payable for a Group Company or any other Person and regardless of whether any amount in respect of any of them is recoverable from any other Person;

qq)	Third Party Claim means any claim by a third party i.e. a person or entity other than the Sellers or AGR Group against any of the Group Companies which is or may be subject to a claim for compensation pursuant to Clause 11.11 of this Agreement; and

rr)	VAT means any value added tax including, in particular, in relation to Norway, the tax imposed by the Norwegian Act on VAT 19 June 1969 No. 66 (Merverdiavgiftsloven) together with any amendments and related statutory orders;

3	THE TRANSACTION

3.1	Sale and Purchase

Upon the terms and subject to the conditions set forth herein, the Sellers agree to sell and transfer the Shares to the Buyer on the Closing Date free of all Encumbrances and the Buyer agrees to purchase and acquire the Shares on such basis.

3.2	Purchase Price

In	consideration for the Shares the Buyer shall at Closing pay to the Sellers:

a)	NOK [•] (the “Purchase Price”), plus

b)	Interest on the Purchase Price at the rate of 4% per annum calculated from the Locked Box Date up to and including the Closing Date on an actual/360 day basis.

3.3	Locked Box

AGR	Group ASA (with respect to the AGR Group) and FieldCo Invest AS (with respect to itself) covenant to the Buyer that, other than Permitted Leakages, since the Locked Box Date to (and including) the Closing Date:

a)	no management, service or other fees or compensation has been or will be paid from any Group Company to the AGR Group or FieldCo Invest AS;

b)	no share or loan capital has been or will be redeemed, purchased or repaid by any Group Company to the AGR Group or FieldCo Invest AS;

c)	no dividends or distribution of profits or assets has been or will be declared, paid or made by any Group Company to or in favour of the AGR Group or FieldCo Invest AS;

d)	no costs and expenses of the AGR Group or FieldCo Invest AS relating to the sale of the Shares (to any person), including but not limited to financial and legal vendor due diligence reviews and brokers fees, have been or will be paid or incurred by any Group Company; and

e)	neither the AGR Group nor FieldCo Invest AS has made or entered into and neither will make or enter into any agreement or arrangement relating to any of the matters referred to in sub-sections a) to d) above.

Each Seller undertakes to the Buyer to notify the Buyer in writing promptly after becoming aware of any Leakage.

In the event of breach of this Clause 3.3, the relevant Seller shall repay to the relevant Group Company on a NOK for NOK basis an amount equal to the amount received by such Seller (or, with respect to AGR Group ASA, any member of the AGR Group) from such Group Company in breach of this Clause 3.3.

Notwithstanding anything to the contrary set out in this Agreement, the obligation of a Seller to repay any and all amounts received from a Group Company in breach of this Clause 3.3 shall be the Buyer’s sole and exclusive remedy with respect to a Leakage.

The liability of the Sellers pursuant to this Clause 3.3 shall (i) be several and not joint and (ii) terminate on the date falling three months after the Closing Date, except with respect to any Leakage of which the Buyer has notified the relevant Seller prior to that date.

4	CONDITIONS TO THE OBLIGATIONS OF THE BUYER

The Buyer’s obligation to purchase the Shares and take the other actions required to be taken by it at Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by the Buyer in whole or in part) on or before the Closing Date:

4.1	Competition clearance

The competition authority set forth in appendix 10.5 having issued all necessary clearances and approvals free of any material conditions, or that such clearance or approval has otherwise been obtained from the said competition authorities by the expiry of any applicable time limits without any suit, investigation or proceeding having been initiated or decisions issued or by the withdrawal by the competition authorities of any pending or threatened suit, investigation or proceeding.

4.2	Performance of agreements

The Sellers shall in all respects material to the transactions contemplated by this Agreement, have performed or complied with all of their obligations pursuant to this Agreement to be performed, or complied with, by the Sellers on or prior to the Closing Date.

4.3	Intra-group debt

The Company shall have repaid any outstanding balance, including accrued interest, on the promissory note issued by AGR Group ASA to the Company on 19 September 2011 in the initial amount of NOK 20,513,000, issued as consideration for the shares in AGR Marine Engineering AS and the net balance in the AGR Group cash pool arrangement shall have been fully settled.

4.4	Material Adverse Change

There shall have been no Material Adverse Change from the Locked Box Date to the Closing Date.

5	CONDITIONS TO THE OBLIGATIONS OF THE SELLERS

The obligations of the Sellers to sell the Shares and to take the other actions required to be taken by them at Closing are subject to the satisfaction of the following conditions (any of which may be waived by the Sellers in whole or in part) on or before the Closing Date:

5.1	Competition clearance

The conditions set out in Clause 4.1 shall have been satisfied.

5.2	Performance of agreements

The Buyer shall in all respects material to the transactions contemplated by this Agreement have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Buyer at or prior to the Closing Date.

5.3	Release

Each of the Sellers shall be released in full from all its obligations and liabilities (as guarantor and/or security provider) under the Facilities Agreement, including but not limited to any other undertaking, agreement or finance document related thereto to which it is a party.

6	PRE-CLOSING OBLIGATIONS

6.1	Buyer’s pre-closing obligations

The Buyer shall provide the Sellers and/or the Company with any and all information and/or documentation required for:

(i)	the issue of the release letter from DNB Bank ASA as referred to in Clause 7.2b) below for the release and discharge of any and all guarantees and securities granted by the Sellers and any company in the AGR Group and the Company Group under the Facilities Agreement (and/or any Finance Document (as defined in the Facilities Agreement)) at the Closing Date; and

(ii)	the issue by the Buyer’s bank of counter-guarantees in favour of DNB Bank ASA (or any other relevant party pursuant to the Facilities Agreement) in respect of any guarantees, letters of credit or similar issued by DNB Bank ASA (or any such other relevant party pursuant to the Facilities Agreement) in favour of any third parties in respect of the obligations of any company in the AGR Group and the Company Group, ref Clause 7.3c) below.

6.2	Sellers’ pre-closing obligations

The Sellers shall provide the Buyer with:

(i)	information in respect of the estimated amount of the Outstanding Amount (as defined in Clause 7.2b) below); and

(ii)	list of guarantees, letters of credit and similar issued by DNB Bank ASA (or any other relevant party pursuant to the Facilities Agreement) for which counter-guarantees shall be issued at the Closing Date ref Clause 6.1(ii) above.

7	CLOSING

7.1	Closing

Subject to (i) the satisfaction or waiver of the conditions set out in Clauses 4 and 5 above, (ii) the performance by the Sellers of their obligations under Clause 7.2 and (iii) the performance by the Buyer of its obligations under Clause 7.3, Closing shall take place in Oslo at the offices of Advokatfirmaet Thommessen AS at 10:00 hours Oslo time as soon as practicable possible and no later than on the tenth Business Day after the last of the conditions precedent set forth in Clauses 4 and 5 above have been satisfied or waived, or at such other place, time and date as the Parties may otherwise agree in writing.

7.2	The Sellers’ Closing Obligations

At Closing, the Sellers shall:

a)	deliver to the Buyer a copy of the resolutions of the Board of Directors of the Company approving the sale of the Shares to the Buyer;

b)	deliver to the Buyer an updated shareholder register in respect of the Company evidencing the transfer of the Shares free of Encumbrances other than those associated with the Outstanding Amount as defined in Clause 7.2 c), duly executed and completed in favour of the Buyer;

c)

deliver a release letter duly executed by DNB Bank ASA (as agent under the Facilities Agreement) whereby DNB Bank ASA (as agent) confirms that any and all guarantees and securities granted by the Sellers, and/or any company in the AGR Group and the Company Group as security for their obligations under the Facilities Agreement and any Finance Document (as defined in the Facilities Agreement), shall be released and discharged upon receipt of payment in full by the Finance Parties (as defined in the Facilities Agreement) of any and all amounts outstanding under the Finance Documents (as defined in the Facilities Agreement) (including, but not limited to, outstanding principal, interest, fees and expenses) at the Closing Date (the “Outstanding Amount”). All such securities and guarantees shall be released and discharged at the time of receipt by the Finance Parties of the Outstanding Amount and DNB Bank ASA (as agent) shall undertake to delete any such securities as may be registered in any register or otherwise as soon as practically possible after the Closing Date.;

d)	deliver to the Buyer the written resignation of such of the directors of the Group Companies as are set out in Appendix 7.2d), confirming that the relevant director has no outstanding claim against any Group Company; and

e)	deliver each of the documents, instruments or evidences of satisfaction of conditions required to be delivered by the Sellers as a condition precedent to the Closing pursuant to Clause 4 of this Agreement as well as all other documents required under this Agreement relating to the Closing, in form and substance reasonably satisfactory to the Buyer.

7.3	The Buyer’s Closing Obligations

At Closing, the Buyer shall:

a)	pay the Purchase Price with interest thereon in accordance with Clause 3.2 to the Sellers by wire transfer of immediately available funds to the Sellers’ Bank Account;

b)	deliver to the Board of Directors of the Company a notification of its acquisition of the Shares in accordance with the Norwegian Private Limited Companies Act;

c)	deliver counter-guarantees in favour of DNB Bank ASA (or such other relevant party under the Facilities Agreement) (such counter-guarantees to be in form and substance satisfactory to and from financial institution(s) satisfactory to DNB Bank ASA or such other relevant party) for the release and discharge in full of DNB Bank ASA and/or any other relevant party of any and all liability and obligations under any guarantees, letters of credit or similar issued by DNB Bank ASA or any other relevant party in favour of third parties in respect of the obligations of any company in the AGR Group and the Company Group;

d)	deliver a release letter duly executed by DNB Bank ASA (as agent under the Facilities Agreement) whereby DNB Bank ASA (as agent) confirms that each of the Sellers have been fully and finally released from all its obligations and liabilities under the Facilities Agreement as set forth in Clause 5.3;

e)	hold a General Meeting in each of the Group Companies, in which it is resolved to elect new Boards of Directors replacing all existing members of the Board of Directors specified in Appendix 7.2d) and in which it is resolved to discharge, to the fullest extent permissible under applicable law, all past and present directors from any and all liability arising out of any and all actions taken by such directors in such directors’ capacity during the relevant fiscal year(s); and

f)	deliver each of the documents, instruments or evidences of satisfaction of conditions required to be delivered by the Buyer as a condition precedent to the Closing pursuant to Clause 5 of this Agreement as well as all other documents required under this Agreement relating to the Closing, in form and substance reasonably satisfactory to the Sellers.

8	OTHER AGREEMENTS

8.1	Conduct of the Business between the Signing Date and the Closing Date

a)	During the period from the Signing Date to the Closing Date, unless otherwise permitted under this Agreement or consent has been provided by the Buyer (which shall not be unreasonably delayed or withheld), the Sellers shall cause the Group Companies to conduct their respective operations only according to their ordinary course of business and shall use their reasonable endeavours to preserve the Company Group’s business organisation intact.

b)	Notwithstanding the above, prior to the Closing Date, except as may be approved in writing by the Buyer (such approval not to be unreasonably delayed or withheld) and in each case subject to applicable restrictions under any competition law, the Sellers shall cause each of the Group Companies to refrain from any of the following, excluding Permitted Leakages or as otherwise permitted under this Agreement:

(i)	amending its Organisational Documents;

(ii)	changing the number of authorised or issued Shares;

(iii)	issuing or agreeing or committing to issue any new shares or any securities convertible into, exchangeable for or otherwise giving the right to subscribe for or acquire any equity or voting interest in the Group Companies;

(iv)	declaring, setting aside, creating any entitlement to or paying any dividend, group contribution or other distribution with respect to the Shares, save for group contribution to other Group Companies;

(v)	directly or indirectly redeeming, purchasing or otherwise acquiring any of the Shares or effecting a reduction, return or repayment of share capital in the Company;

(vi)	increasing the annual salary of any of the Key Employees, other than (in each case) in the ordinary course of business in accordance with past practise;

(vii)	entering into an agreement to acquire any business, whether by merger or consolidation, purchase of substantial assets or equity interests

(viii)	making any capital expenditures or commitments in excess of NOK 1,000,000 if budgeted and otherwise in excess of NOK 250,000, other than payment of NOK 1.558 million plus VAT to SEC AS for the delivery of an umbilical reel pursuant to invoice dated 9 November 2011;

(ix)	selling, transferring, leasing, licensing or otherwise disposing of any assets or properties other than in the ordinary course of business;

(x)	incurring any indebtedness (it being agreed that the drawing on the Group’s current overdraft facilities and trading debts incurred in the ordinary course of business shall be permitted);

(xi)	entering into any transaction with the Sellers,

(xii)	making any loans, advances or capital contributions to, any third party, other than loans and advances to employees in accordance with applicable guidelines.

For the avoidance of doubt, any reference to “ordinary course of business” shall include any and all action taken pursuant to the Company Group’s authorisation matrix included in the Data Room Documents.

Any request for approval pursuant to this Clause 8.1 shall be submitted to Bernt Aage Lie, e-mail address baalie@oceaneering.com.

8.2	Undertaking to consult and cooperate

To the extent permitted by law, the Sellers and the Buyer shall consult and cooperate in good faith in respect of any matter requiring the Buyer’s consent referred to in Clause 8.1 in relation to any Group Company to the extent possible under applicable law and other relevant agreements entered into prior to the date of this Agreement.

Subject to further agreement, during the period from the Signing Date to the Closing Date, the Sellers shall cause the Group Companies to, subject to applicable restrictions under any competition law, confer on a regular basis with one or more designated representatives of the Buyer to discuss material operational matters and the general status of ongoing operations.

8.3	Undertaking to contribute

The Parties shall use all commercially reasonable efforts to cause the conditions precedent for Closing stated in Clauses 4 and 5, respectively, to be satisfied as promptly as practicable.

In the event that the Norwegian competition authorities are not prepared to give clearance or approval to the transaction contemplated by this Agreement, or in the event that clearance or approval will only be given upon the fulfillment of conditions and obligations materially affecting the Buyer or the Company, the Buyer undertakes to negotiate in good faith with the Norwegian competition authorities in order to obtain the timely approval or clearance, in order to have the transaction contemplated by this Agreement cleared and approved.

The Sellers shall be obligated and entitled to assist in the preparation of any notifications or submission or meeting with the Norwegian competition authorities. The Buyer shall continuously inform the Sellers of the progress of the proceedings and submit copies of all correspondence with and from the Norwegian competition authorities.

8.4	Notices and filings

The Buyer shall as soon as reasonably practicable and no later than three Business Days after the Signing Date apply for the necessary clearances by the competent competition authorities and other governmental authorities in respect of the transactions contemplated hereby. To the extent that both the Buyer and the Sellers have an obligation under applicable law to submit a merger control filing or similar document to any competition authority or other governmental authority, the Buyer shall prepare and submit such filing or document on behalf of both Parties. The Sellers shall in this regard to the extent necessary and requested by the Buyer assist the Buyer by way of providing necessary information.

The Buyer shall copy the Sellers on any correspondence with such authorities, shall keep the Sellers fully informed about other contacts with such authorities during the case handling and shall discuss with the Sellers any objections raised by such authorities.

8.5	Claims against directors and employees

The directors of the Group Companies having resigned at or prior to Closing shall have no liability to the Buyer or the Group Companies:

a)	in any way related to any breach of any of the representations and warranties or other obligations of the Sellers under this Agreement, and the Buyer shall procure that any such claims shall be directed solely against the Sellers; or

b)	in respect of any other matter

unless caused by such director’s material unlawful act or omission, gross negligence or wilful misconduct.

8.6	Post Closing access

The Buyer shall procure that the Company Group shall grant the Sellers and their representatives after the Closing Date the right to inspect all books and business records of the Company Group relating to the period until the Closing Date, to the extent that such inspection is requested for tax reasons, regulatory reasons, for reasons of defence against claims or for other legitimate reasons.

8.7	Names and trademarks

8.7.1	General

AGR Group ASA agrees that the Company Group, for transitional purposes only, shall be entitled to continue to use, in the same manner as is used as of the date of this Agreement, the registered and non-registered names and trademarks being the property or licensed right of, or in use by, AGR Group ASA or any other company within the AGR Group on or before the date of this Agreement, and any associated logos or any derivatives thereof, and which are used by the Company Group on the date of this Agreement (collectively the “Trademarks”) for a transitional period of 180 Business Days following the Closing Date (the “Transitional Period”).

As of the expiry of the Transitional Period, neither the Company Group nor the Buyer shall have any right to use any of the Trademarks. The Buyer shall procure that each company in the Company Group from such point in time discontinue the use of the Trademarks, including but not limited to:

a)	removing the current corporate names of the members of the Company Group and the AGR FIELD OPERATIONS logo and the AGR logo, and any other Trademarks, excepting always those Trademarks which are transferred to the Buyer as part of the transaction contemplated by this Agreement, from all unused stationery, official documents, invoices, faxes, publicity material, packaging and other written documents of the Company Group and destroy any stocks of such documents in existence at that date;

b)	providing replacement apparel for any work wear used by personnel of the Company Group to exclude the word “AGR FIELD OPERATIONS”, “AGR” or similar and any other Trademarks, excepting always those Trademarks which are transferred to the Buyer, in relation thereto; and

c)	to ensure that the Company Group does not after the expiry of the Transitional Period use any corporate name, trade name or trademarks which is similar or which may be confused with the Trademarks.

8.7.2	Liquidated damages

In the event the Buyer or any member of the Company Group breaches the provisions set forth in Clause 8.7.1 above, and such breach is not stopped within fifteen (15) Business Days after the Sellers have informed the Buyer about such breach, the Buyer shall pay to AGR Group ASA without any notice of default or other prior notice, liquidated damages in the amount of:

a)	NOK 500,000; plus

b)	NOK 10,000 for every day that the breach continues commencing on the day of the breach.

8.8	Services Agreement

As of the date of this Agreement, the Company Group provides the following services to the AGR Group:

•	IT Services

•	Office administration

•	General Services

•	Payroll Services

As of the date of this Agreement, the AGR Group delivers the following services to the Company Group:

•	Administration of IT systems

•	Finance and accounting related services

The terms and conditions for the provision of the abovementioned services post Closing shall be as set forth in a separate services agreement to be entered into by and between the Company and AGR Group ASA substantially in the form enclosed hereto in Appendix 8.8 (the “Services Agreement”) on or before the Closing Date and which will enter into force subject only to Closing.

9	SELLERS’ WARRANTIES

The Sellers hereby, severally and not jointly, warrant to the Buyer as of the date hereof and as of the Closing Date (unless otherwise set forth below) as follows:

9.1	Power and authority

Each Seller has and will on the Closing Date have the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations as are set forth herein. This Agreement has been duly authorised, executed and delivered by each Seller and, assuming the due authorisation, execution and delivery hereof by the Buyer, constitutes the legal, valid and binding obligations of each Seller enforceable against it in accordance with its terms.

9.2	No conflict

Subject to the satisfaction of the closing conditions, neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby conflict with or violate (i) any provision of the Organisational Documents of each Seller, (ii) any order or judgment of any court or governmental agency by which each Seller is bound, or (iii) any contractual obligations of the Sellers.

Subject to the satisfaction of the closing conditions, neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby conflict with or violate (i) any provision of the Organisational Documents of the Group Companies, (ii) any law or regulation to which a Group Company is subject or any order or judgment of any court or governmental agency by which a Group Company is bound.

9.3	Organisation

Each of the Group Companies:

a)	is duly organised and validly existing under the laws of its incorporation; and

b)	has all requisite power and authority to own its assets and to conduct its business in the manner in which it is now being conducted.

9.4	The Shares etc.

Each Seller holds and will on the Closing Date hold full title to and ownership to its respective number of Shares which, subject to the satisfaction of the closing conditions, will be transferred to the Buyer free from Encumbrances (other than Encumbrances pursuant to the Facilities Agreement to be released pursuant to Clause 7.2 b) above).

The Company holds and will on the Closing Date hold (directly or indirectly) full title and ownership to all the issued shares of each of the other Group Companies, except as set forth in Appendix 1.

There are no and on the Closing Date there will not be any outstanding warrants, options, convertible loans or similar in the Group Companies.

9.5	Financial Statements

The Financial Statements have been prepared in accordance with the Accounting Principles, and in accordance with applicable law or regulations, subject to any exception stated therein, and give a fair presentation (i) of the financial position of the relevant Group Company and, with respect to the consolidated accounts, the Company Group as of the relevant date and (ii) of their respective financial performance for the relevant period ending on such date.

Other than as set forth in the Financial Statements, the Company has prepared the Financial Statements based on the same accounting bases, policies and methods applied in preparing the annual financial statements for the financial year 2009.

9.6	Locked Box Accounts

The Locked Box Accounts have been prepared in accordance with the Accounting Principles and the Norwegian Accounting Act, subject to any exception stated therein, and give a fair presentation (i) of the financial position of the Company Group as of the Locked Box Date and (ii) of its financial performance for the six months period then ended.

9.7	Insolvency

In respect of each Group Company, no order has been made, or meeting convened for the winding up of such a company on the basis of insolvency, and no process has been initiated for the termination of the business of such a company and the distribution of the assets amongst the creditors, shareholders or other contributors and there are no proceedings existing or pending under any applicable insolvency laws nor to the Sellers’ Knowledge any reasons for which such proceedings should be expected.

9.8	Related party contracts

No Group Company is party to any contract, agreement or business arrangement which is material, with any Seller other than contracts, agreements or arrangements on arm’s length terms and in the ordinary course of business.

9.9	Taxes

All Taxation for which any Group Company has been liable or for which any Group Company has been liable to deduct or account on or before the Locked Box Date, has been duly paid (insofar as such Taxation should have been paid on or before the Locked Box Date according to applicable laws and regulations) and/or adequate provisions and accruals have been accounted for in the Locked Box Accounts. The Group Companies have not incurred and will not incur any liability for Taxation with respect to the period prior to and including the Locked Box Date which has not been paid or adequately provided for in the Locked Box Accounts due to non-compliance with any applicable laws relating to Taxation, including but not limited to applicable transfer pricing laws and regulations.

All necessary information, notices, accounts, statements, reports, computations, assessments and returns which any Group Company should have been made or given according to applicable laws and regulations have been duly submitted by the Group Companies to the competent authorities in accordance with such laws and regulations and all such information, notices, computations, assessments and returns submitted by the Group Companies have been and are in all material respects true and accurate and are not the subject of any dispute, nor, to the Sellers’ Knowledge, are likely to become the subject of any dispute with such authorities.

To the Sellers’ Knowledge, the Group Companies have not within the past 24 months received any notice of enquiry or suffered any enquiry, investigation, audit or visit by the relevant tax authorities, and to the Sellers’ Knowledge no such enquiry, investigation, audit or visit is planned for the next 12 months.

Records have been kept by each Group Company in accordance with applicable laws and regulations in respect of all matters whereby such records are required to be kept for any Taxation purpose pursuant to such laws and regulations, including records required for the preparation of Tax returns for 2010.

9.10	Key Employees

The main terms and conditions of the Key Employees’ employment agreements are disclosed in the Data Room Documents.

No Key Employee has as of the date of this Agreement given or received notice terminating his or her employment.

9.11	Material contracts

a)	Since the Locked Box Date and to the date hereof none of the Group Companies have terminated any material contract, nor has any Group Company received any written notice of termination in respect of a material contract;

b)	during the period from the date hereof and to the Closing Date, no material contract will be terminated due to a material breach of contract by any Group Company; and

c)	except as set forth in Appendix 9.11, no material contract to which any Group Company is a party on the date hereof contains provisions which entitle a party thereto to terminate such material contract as a result of the execution of this Agreement.

9.12	Absence of certain changes

Except for the Permitted Leakages and as set forth in Appendix 9.12, since the Locked Box Date and to the date hereof:

a)	no amendments have been made to the Organisational Documents of the Group Companies;

b)	no changes have been made to the number of authorised or issued Shares;

c)	no issue or agreement or commitment to issue any new shares or any securities convertible into, exchangeable for or otherwise giving the right to subscribe for or acquire any equity or voting interest in the Group Companies have been made or entered into;

d)	no Shares have been redeemed, purchased or acquired and the share capital of the Group Companies have not been reduced or repaid;

e)	all payments by the Group Companies to the Sellers have been in respect of normal trade at arm’s length basis between the Sellers and the Group Companies;

f)	no dividend or group contribution or other distribution with respect to the Shares has been paid or declared or made by the Group Companies to or in favour of the Sellers;

g)	no Group Company has entered into an agreement to acquire any business, whether by merger or consolidation, purchase of substantial assets or equity interests;

h)	no Group Company has made any capital expenditure or commitment except in the ordinary course of business;

i)	no Group Company has sold, transferred, leased, licensed or otherwise disposed of any assets or properties except in the ordinary course of business;

j)	no Group Company has incurred any indebtedness other than drawings on the Company Group’s current overdraft facilities and trading debts incurred in the ordinary course of business;

k)	no Group Company has entered into any transaction with the Sellers, except in the ordinary course of business;

l)	no Group Company has made any loans, advances or capital contributions to any third party, other than loans, advances or capital contributions by the Group Companies to any other Group Company or loans and advances to employees in accordance with applicable guidelines; and

m)	increasing the annual salary of any of the Key Employees, other than (in each case) in the ordinary course of business in accordance with past practise.

For the avoidance of doubt, any reference to “ordinary course of business” shall include any and all action taken pursuant to the Company Group’s authorisation matrix included in the Data Room Documents.

9.13	Litigation

Except as set forth in Appendix 9.13, as at the date hereof there is no material claim, action, suit or proceeding, pending or, to the Sellers’ Knowledge, threatened by or against the Group Companies before any court, arbitrator or any administrative or governmental body, which involves a potential material liability for the Company Group, and to the Sellers’ Knowledge there are no circumstances likely to give rise to such claim, action, suit or proceeding.

9.14	Assets and Encumbrances

The Company Group owns or is entitled to use, all tangible and intangible assets that are material to the Business as presently conducted, and such owned assets are free of Encumbrances except for Permitted Encumbrances.

9.15	No owned Real Property

The Group Companies do not own any real property.

9.16	Leased Real Property

The Group Companies have valid leasehold interests in all leased real property used in the Business, and there are no material restrictions in any such leases which prevent the business premises of the Group Companies from being used for the present use. There exists no material subsisting breach of the terms of any such lease by the Group Companies and, to the Sellers’ Knowledge, all of the covenants to be performed by any other party under any such lease have been fully performed.

9.17	Intellectual Property Rights

a)	The Company Group owns or has the necessary rights to use the Intellectual Property Rights which are material to its business as currently conducted;

b)	Other than in the ordinary course of business or as set forth in Appendix 9.17, and provided that it is not of material importance, the Company Group has not granted any licence to or, otherwise permitted any third party to use any such Intellectual Property Rights;

c)	None of the Group Companies have received any written notice of any alleged infringement of any Intellectual Property Right belonging to any third party; and

d)	To the Sellers’ Knowledge, the Group Companies are not infringing any Intellectual Property Rights of third parties.

9.18	Insurance

The Company Group maintains, and will until the Closing Date maintain, the insurance policies disclosed in the Data Room Documents. At the date of this Agreement there is no material claim outstanding under any such insurance policy.

9.19	Compliance with applicable law; Permits

The Company Group is and has been for the last three years in compliance with, in all material respect, all applicable statutes, ordinances, codes, law (including common law where applicable) and all rules and regulations, orders, rulings, proclamations, judgements, writs, injunctions and decrees of a Governmental Body (collectively “Laws”) that are material to the conduct of its business.

The Company Group holds and is in compliance with, and for the last three years has at all relevant times held and been in compliance with, all Permits to the extent such compliance is material to the conduct of its business or the continued business and operations of the Company Group.

Without limiting the generality of the foregoing or any other provision hereof, all applicable Laws which apply to any Group Company or its assets or business at any time and which pertains to either (a) bribery or corrupt payments, gifts, offers or transfers of money or value, including but not limited to any payment, gift, offer or transfer of money or value directly or indirectly to a Public Official to improperly influence or reward such Public Official or secure an improper advantage, or (b) export or trade controls or trade or economic sanctions or support of or participation in foreign boycotts, is “material,” as that term is used in this clause 9.19.

The transfer of the Shares in accordance with this Agreement will not constitute a breach by or an event of default of the Company Group under the Permits or entitle any relevant Governmental Body to terminate, withdraw or amend the Permits.

9.20	Compliance with environmental laws

The Company Group is in compliance with all applicable environmental laws in all material respects and holds all material applicable environmental permits and has materially complied with the terms and conditions of such environmental permits.

There is no breach of any order from any Governmental Body or any investigations or disciplinary proceeding relating to any alleged material breach of any environmental law or environmental permit by the Group, and none is pending or threatened.

There are no facts, circumstances or conditions of material importance relating to the past or present business or operations of the Company Group (including the disposal of any wastes, hazardous substances or other materials), or to any past or present property of the Company Group, that give rise to any material claim, proceeding or action, or to any liability, under any currently existing environmental law.

9.21	Full disclosure

To the Sellers’ Knowledge, operational, financial or legal matters pertaining to the Company Group which may have a material impact on the valuation of the Company Group have been fairly disclosed in the Data Room Documents.

9.22	No other warranties

Except for the warranties set forth above in this Clause 9, the Sellers do not make any express or implied warranty in respect of the sale and purchase of the Shares pursuant to this Agreement or any aspect of the Group Companies or their business and in particular, no warranty is made regarding the future prospects of the Business, provided however, that background law shall apply to such extent that it does not prevent claims made due to gross negligence, wilful default or fraud on the part of the Sellers. The Buyer hereby acknowledges that it is not relying on any warranties or representations of the Sellers other than those specifically contained in this Agreement.

10	WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as of the date hereof as follows:

10.1	Organisation

The Buyer (i) is a limited company duly organised and validly existing under the laws of Norway and (ii) has all requisite power and authority to own its assets and to conduct its business in the manner in which it is now being conducted.

10.2	Power and authority

Subject to the conditions precedent of Clause 4, the Buyer has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by the Buyer and, assuming the due authorisation, execution and delivery hereof by the Sellers, constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer by the Sellers in accordance with their respective terms, except as such enforcement may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other applicable Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally.

10.3	Financing

The Buyer has sufficient funds and other means available to satisfy the obligation to (i) pay the Purchase Price in full with interest thereon and (ii) pay all expenses incurred by the Buyer in connection with the transactions contemplated hereby.

10.4	No conflict

Subject to the satisfaction of the closing conditions, neither the entering into this Agreement nor the consummation or performance of the transactions contemplated hereby will result in a violation of (i) any provisions of the Organisational Documents of the Buyer, or (ii) any order or judgment of any court or governmental agency by which the Buyer is bound.

10.5	Consents and approvals

Except as set forth in Appendix 10.5, no filing or registration with, no notice to and no permit, authorisation, consent or approval from any governmental authority is necessary for the execution and delivery by the Buyer of this Agreement and the consummation and performance of the transactions contemplated by this Agreement.

10.6	No knowledge of breach

The Buyer is not aware of any fact, circumstance or matter which would render any of the Sellers’ Warranties untrue, save to the extent that such fact, circumstance or matter is disclosed in the Disclosed Information.

10.7	No other warranties

Except for the warranties set forth above in this Clause 10, the Buyer does not make any express or implied warranty in respect of the sale and purchase of the Shares pursuant to this Agreement provided however, that background law shall apply to such extent that it does not prevent claims made due to gross negligence, wilful default or fraud of the Buyer. The Sellers hereby acknowledge that they are not relying on any warranties or representations of the Buyer other than those specifically contained in this Agreement.

11	COMPENSATION

11.1	Compensation by the Sellers

The Sellers shall be liable to compensate the Buyer or the Company Group from and against any foreseeable net loss (“Loss”) which the Buyer or the Company Group may suffer due to any breach of any of the Sellers’ Warranties or any covenant or other obligation of the Sellers contained herein. The Sellers’ liability under this Agreement shall be several and not joint.

11.2	Matters disclosed and Buyer’s knowledge

The Buyer’s right to compensation or other remedy shall not extend to matters which were fairly disclosed in the Disclosed Information or which were otherwise known or should have been known, to the Buyer prior to entering into this Agreement.

11.3	Financial limits

The maximum aggregate liability of the Sellers for breach of the Sellers’ Warranties or any covenant or other obligation of the Sellers under this Agreement shall, unless otherwise set forth herein, be subject to the following limitations:

a)	the Sellers shall have no liability with respect to any single Loss which does not exceed an amount equal to 0.1% of the Purchase Price;

b)	the Sellers shall have no liability unless all the Losses, subject to any restrictions made under this Clause 11, exceed an amount equal to NOK 10,000,000 of the Purchase Price (the “Basket Amount”), and shall then only be liable for the exceeding amount; and

c)	other than breach of the warranties set out in Clause 9.1 and 9.4, first paragraph the Sellers’ total liability under this Agreement shall in no event exceed an amount equal to 25% of the Purchase Price. The aggregate liability of the Seller for Losses pursuant to Articles 9.1 and 9.4, first paragraph shall not exceed the Purchase Price.

11.4	Time limits

The Sellers shall have no liability with respect to any claim unless the Buyer notifies the Sellers in writing, together with a reasonable specification of the basis for the claim:

a)	within 30 days from the date when the Buyer became aware that a claim could be brought; and

b)	in any event no later than 31 March 2013, other than with respect to claims based on breach of Clauses 9.20 and 9.9, which must be notified in writing to the Sellers as set forth above no later than 15 December 2014 with respect claims under Clause 9.20 and 15 December 2016 with respect to claims under Clause 9.9.

11.5	Matters reflected in the Locked Box Accounts and Leakages

The Buyer shall not be entitled to make any claim to the extent that a provision or allowance for the matter (whether as a specific reserve or as a general reserve) has been made in the statement of financial position as of the Locked Box Date included in the Locked Box Accounts.

The liability of the Sellers pursuant to Clause 3.3 is the Buyer’s sole and exclusive remedy with respect to Leakages.

11.6	Related benefits

In assessing any damages or other amounts payable in respect of a Loss there shall be taken into account any related savings (including tax savings) or other net benefits which become available to the Buyer or the Company Group.

11.7	Contingent liabilities

For the purposes of this Agreement, a liability which is contingent shall not constitute a Loss and the Sellers shall not become liable in respect thereof unless and until such contingent liability becomes an actual liability and is due and payable. For the avoidance of doubt, any contingent liability notified within the time limits set out in clause 11.4 will suspend the time limitations therein, subject to such contingent liability being sufficiently specified in order for the Sellers to assess the merit of such liability.

11.8	Changes in law, accounting bases etc

No liability shall arise if and to the extent any claim:

a)	occurs as a result of any change in law or practice of any Governmental Body occurring after the date hereof, whether or not the change takes effect retrospectively;

b)	occurs as a result of any increase in any Tax rate in force on the date hereof or any change in the generally established practice of the relevant Tax authorities; or

c)	has arisen as a result of any change after the Locked Box Date in the accounting bases, policies or methods applied in preparing any accounts or valuing the assets or liabilities of the Group from those used in preparing the Locked Box Accounts.

11.9	Covered Losses

The Sellers shall not be liable for any Loss to the extent the Loss:

a)	is covered by insurance in force on the date of this Agreement for the benefit of the Buyer, AGR Group or Company Group or which would have been covered by insurance equivalent to that maintained by the Sellers immediately prior to the date hereof; or

b)	if and to the extent the Buyer or the Company Group has any other right of recovery or to claim indemnity from any person other than the Sellers whether under any provision of applicable law, contract or otherwise, but only if and to the extent the Buyer or the Company Group receives payment from such third party after having taken reasonable steps to recover payment from such persons before making a claim against the Sellers.

11.10	Acts of the Buyer; Mitigation

The Sellers shall not be liable for any Loss to the extent the Loss would not have arisen but for an act, omission or transaction actionable under applicable law or regulation carried out by the Buyer or its affiliates (provided that the Buyer should reasonably have known that such act, omission or transaction (or the continuation thereof) would give rise to such a claim) or the Buyer’s omission of mitigating its loss according to applicable law, save, in each case, for any act, omission or transaction required by the Buyer or any Group Company by any obligation existing prior to the date of this Agreement or required by law or regulation.

11.11	Compensation procedure with respect to Third Party Claims

11.11.1	Notice of Third Party Claim

If the Buyer or any of the Group Companies receives notice of any Third Party Claim, the Buyer shall give the Sellers prompt written notice of such Third Party Claim.

11.11.2	Right to participate

a)	The Sellers shall at their sole discretion and at their own cost and expense have the right to assume and control the defence (and any possible settlement) of the Third Party Claim, using professional advisors of the Sellers’ choice, provided however, that any settlement (i) requiring part fulfilment by the Buyer or any of the Group Companies or (ii) including an admission of any liability or responsibility on behalf of the Buyer or any Group Company, or (iii) including or being reasonably be expected to have any material sanction, material restriction or material adverse effect on or change to the business, properties, financial condition or results of operations of the Buyer or any Group Company after the Closing Date will require the approval by the Buyer (such approval not to be unreasonably withheld).

b)	If the Sellers decides to assume control over the defence as set out in a) above, the Sellers shall automatically assume responsibility for the potential liability that becomes the result of the Third Party Claim and shall indemnify the Buyer and the Group Companies in respect of all such liability.

c)	In any event, no Third Party Claim shall be settled by the Buyer without the written consent of the Sellers (such consent not to be unreasonably withheld), provided, however, that in the event the Sellers have not assumed the control over the defence of a Third Party Claim, the Buyer may inform the Sellers in writing of a proposed settlement of such Third Party Claim and may, unless the Sellers confirm that they assume the control over the defence of such Third Party Claim within five (5) Business Days following receipt of such notice, settle such Third Party Claim on the terms and conditions set forth in such notice. The Sellers shall have no obligation to compensate the Buyer for any Losses resulting from settlement of Third Party Claims by the Buyer or any Group Company after Closing in violation of the provisions of this Clause 11.11.

11.11.3	Cooperation

In order to enable the Sellers to defend any Third Party Claim or to decide what steps or proceedings should be taken in order to do so, so long as the Sellers are performing their obligations of defence the Buyer shall give the Sellers or their duly authorised representatives reasonable access to the personnel of the Buyer and the Group Companies, and to any items, accounts, documents and records which are relevant to such Third Party Claim and are within the power, possession or control of the Buyer or any of the Group Companies (“relevant material”) to enable the Sellers and its duly authorised representatives to investigate the Third Party Claim and to examine and take copies or photographs of the relevant material at their own expense.

12	SPECIFIC INDEMNITIES

Notwithstanding Clause 9 and as an exclusive remedy with respect to the matters described in this Clause 12, the Sellers undertake to indemnify and hold the Buyer and the Company harmless from and against any and all Losses incurred by the Buyer or the Company Group as a result of:

(i)	any Tax incurred by the Company Group resulting from the implementation of the demerger plan dated 30 June 2008 regarding the demerger of AGR Holdings AS which has not been paid or which is not provided for in the Financial Statements or the Locked Box Accounts, provided, however, that the Sellers shall have no liability under this Clause 12(i) unless the Buyer informs the Sellers about the claim in writing without delay, and in no event no later than on or before 15 December 2016; or

(ii)	any Tax incurred by the Company Group as a result of the Tax sharing agreement and the Tax funding agreement between AGR Asia Pacific Pty Ltd and AGR Asia Pacific MEC Group dated 6 August 2008, which has not been paid or which is not provided for in the Financial Statements or the Locked Box Accounts, provided, however, that the Sellers shall have no liability under this Clause 12(ii) unless the Buyer informs the Sellers about the claim in writing without delay, and in no event no later than on or before 15 December 2016; and

(iii)	any liability for payment to Åge Landro under the agreement dated 25 March 2009 related to “Avtale om ekstraordinær bonus ved en Exit for AGR Field Operations m.v.” (eng:extraordinary bonus upon Exit for AGR Field Operations etc).

The limitation of the Sellers’ liability set forth in Clause 11.3 shall not apply to any claim under this Clause 12.

13	TERMINATION

13.1	Termination

This Agreement may be terminated, and transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing Date:

a)	by mutual written consent of the Sellers and the Buyer;

b)	by either Party, if Closing has not occurred (other than through the fault of the Party seeking to terminate this Agreement) on or before 31 January 2012 or such later date as the Parties may agree upon in writing.

13.2	Rights on termination

If this Agreement is terminated pursuant to Clause 13.1, all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that the obligations of the Parties contained in Clauses 14 (Confidentiality), 16.4 (Costs), 16.6 (Notices), 16.10 (Governing law), 16.11 (Dispute resolution), and 16.12 (Waiver of immunity) shall survive such termination; and further provided that if this Agreement is terminated by a Party because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

14	CONFIDENTIALITY

The Parties agree that the content of this Agreement as well as any and all other information which has been or will be delivered or disclosed (whether orally or in writing) to the other Party in connection with the transaction contemplated hereby, including any disclosures after the Closing Date contemplated hereby, shall be deemed to be confidential and proprietary, unless the Party disclosing or delivering such information has confirmed in writing that the relevant information is non-confidential or non-proprietary. The Party receiving confidential information shall treat, and shall cause its officers, directors, employees, advisors and auditors to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other person or entity, other than to its officers, directors, employees, advisors and auditors who reasonably require access to such confidential information for the purpose for which it has been and will be delivered or disclosed, except if and to the extent:

a)	such disclosure is required by law or regulation, including stock exchange rules, and for the avoidance of doubt the Buyer acknowledges in this regard that AGR Group ASA will be required to make a detailed stock exchange announcement and to publish an information document in connection with the transaction contemplated hereby pursuant to sections 3.4 and 3.5 of the continuing obligations of companies listed on Oslo Børs;

b)	by any order of any administrative or judicial authority or other legal process (provided that disclosure in any instance contemplated by this paragraph b) or the foregoing paragraph a) shall not by itself permit disclosure in any other instance);

c)	such information has become public through no fault of the receiving Party; or

d)	such information has been obtained separately by the receiving Party from a third party that is not bound by any obligation of confidentiality regarding such information.

The confidentiality obligation set forth in this Clause 14 shall remain in full force and effect for a period of three years from the date of disclosure pursuant to this Agreement.

Notwithstanding anything to the contrary set out herein, the Confidentiality Undertaking signed by the Buyer on 6 June 2011 shall remain in full force and effect until the Closing Date.

15	NON-SOLICITATION

The Sellers hereby agree that they will not and will cause the AGR Group not to, directly or indirectly, solicit for employment: (i) for a period of 36 months from Closing, any of the Key Employees and (ii), for a period of 12 months from Closing, others who are among the Company Group’s management as of the date hereof or at any time thereafter. Notwithstanding the foregoing, nothing herein shall restrict or preclude the Sellers from hiring any such employee of the Company Group who responds to a general advertisement of employment which is placed in the ordinary course of business or who first initiates an employment discussion with the Sellers, so long as the Sellers have not violated the restrictions on solicitation contained in this Agreement.

The Buyer hereby agrees that it will not and will cause any company controlling, controlled by or under common control with the Buyer (the “Buyer Group”) not to, directly or indirectly, solicit for employment: (i) for a period of 36 months from Closing, any of the members of the AGR Group’s senior management and (ii), for a period of 12 months from Closing, others who are among the AGR Group’s management as of the date hereof or at any time thereafter. Notwithstanding the foregoing, nothing herein shall restrict or preclude the Buyer Group from hiring any such employee of the AGR Group who responds to a general advertisement of employment which is placed in the ordinary course of business or who first initiates an employment discussion with the Buyer Group, so long as the Buyer Group has not violated the restrictions on solicitation contained in this Agreement.

16	MISCELLANEOUS

16.1	Assignment

Save as specifically provided in this Clause 16.1, unless the Sellers and the Buyer specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this Clause 16.1 shall be void. Notwithstanding the provisions of the foregoing, nothing in this Clause 16.1 shall prevent:

a)	the Buyer from assigning to any existing or newly incorporated directly or indirectly wholly owned subsidiary (or subsidiaries) of Oceaneering International, Inc. any or all of its rights under this Agreement (including, for the avoidance of doubt, the benefit of any of the representations and warranties) provided that:

(i)	the liability of the Sellers shall not exceed the amount of such liability had no such assignment taken place;

(ii)	the Buyer shall provide to the Sellers the name of said assignee at least five Business Days prior to the Closing Date, provided further,

(iii)	that if the Buyer designates any such wholly owned subsidiary, such subsidiary shall be deemed to be included in the definition of the “Buyer” for the purposes of this Agreement, and provided further,

(iv)	that if any such subsidiary is designated, the Buyer shall not be relieved of any of its obligations under this Agreement;

b)	the Buyer or any such assignee granting security over or assigning by way of security all or any of its rights under this Agreement for the purposes of or in connection with the financing (whether in whole or in part) by the Buyer of the acquisitions contemplated by this Agreement and any related working capital facilities, in each case as contemplated by this Agreement.

16.2	No right of rescission, termination or reversal after Closing

In the absence of fraud, wilful default or gross negligence on the part of the Sellers, the Buyer may not after the Closing Date, rescind, terminate or otherwise require the reversal of any transactions contemplated by this Agreement.

16.3	Sole remedies

The remedies provided for in this Agreement shall be the sole and exclusive remedies of the Buyer, and shall exclude any other claim for damages, reduction of the consideration, termination of contract or other such remedies against the Sellers that would otherwise be available by law.

For the avoidance of doubt, nothing in this Clause 16.3 shall prevent the Parties from seeking injunctive relief or specific performance.

16.4	Costs and expenses

The Parties shall cover their respective costs and expenses in connection with this Agreement and the consummation of the transactions contemplated hereby, including professional fees and costs of attorneys, accountants and other advisors.

16.5	Public announcement

The initial press release disclosing this Agreement and the transactions contemplated hereby shall require the written approval of both the Buyer and the Sellers. This shall not affect any announcement, report or circular required by law or any regulatory body or the rules of any recognised stock exchange, but the Party responsible for the announcement of issue in a circular shall consult with the other Parties insofar as is reasonably practical before complying with any such obligation. The Parties will, to the extent practicable, consult with each other regarding any subsequent public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby.

16.6	Notices

Unless otherwise specified herein, any notice required to be given hereunder by either Party shall be in writing and shall be given by prepaid registered mail, sent by facsimile (supported by written confirmation from the sender’s fax machine that the message has been properly transmitted) or delivered to the address of the other Party which is hereinafter set forth:

If to the Sellers:	AGR Group ASA
Attn: Chief Financial Officer Svein Sollund

Karenslyst Alle 4 0278 Oslo, Norway

Telephone: + 47 24 06 10 27
Telefax: + 47 24 06 10 70 E-mail: svein.sollund@agr-ps.com

With a copy to:	Advokatfirmaet Thommessen AS
Attn: Baard Bale

PO Box 1484 Vika Haakon VII’s gate 10 0116 Oslo, Norway

Telephone: + 47 23 11 11 11
Telefax: + 47 23 11 10 10 E-mail: bba@thommessen.no

If to the Buyer:	Oceaneering AS
Attn: Bernt Aage Lie

Telephone: +47 51 82 51 00
Telefax: +47 51 82 52 90 E-mail: baalie@oceaneering.com

With a copy to:	Kluge Advokatfirma DA
Attn: Snorre Haukali

Telephone: +47 51 82 29 00
Telefax: +47 51 82 29 01 E-mail: snorre.haukali@kluge.no

16.7	Counterparts

This Agreement is made in three original counterparts, one for each of the Sellers and one for the Buyer.

16.8	Severability

If any of the provisions of this Agreement is found by any competent authority to be in conflict with applicable mandatory law, such provision shall be deemed amended to the extent required in order to apply to the extent permissible under such applicable mandatory law or, in the event the provision is void or unenforceable regardless of any such amendment, be deemed deleted from this Agreement with respect to the relevant jurisdiction, and in any event the remaining provisions of this Agreement shall remain in force and effect.

16.9	Entire agreement

The Agreement and its appendices constitute the entire agreement between the Parties on all issues to which the Agreement relates. The contents of this Agreement and its appendices supersede all previous written or oral commitments and undertakings, except the Confidentiality Undertaking signed by the Buyer on 6 June 2011 which will remain in full force and effect until the Closing Date, cf. Clauses 13 and 14.

16.10	Governing law

This agreement and all other issues to which the Agreement relates shall be governed by and construed in all respects by the laws of Norway.

16.11	Dispute resolution

Any dispute, controversy or claim arising out or relating to this Agreement, or the breach, termination or invalidity hereof shall be finally settled by arbitration in Oslo in accordance with the Norwegian Arbitration Act. The Sellers and the Buyer shall each appoint its arbitrator, and the two arbitrators thus appointed shall appoint a third arbitrator who shall be the chairman of the arbitration tribunal. If either of the Parties fails to appoint its arbitrator within four weeks after the other has requested it by registered letter, or if the two arbitrators fail to agree upon the chairman within four weeks after their appointment, then the second arbitrator and/or the chairman shall be appointed by the Chief Justice of the Oslo District Court.

The language of the arbitration shall be English.

The Parties agree that any arbitration and arbitral awards shall be confidential and undertake to enter into a separate confidentiality agreement(s) to that effect if and when a dispute arises.

16.12	Waiver of immunity

Each of the Parties waive any and all right to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process in any proceedings commenced or the enforcement of any judgment or award granted in relation to this Agreement in any jurisdiction.

* * *

[Signature page follows]

SIGNATURE PAGE

SHARE PURCHASE AGREEMENT:

This Agreement is duly executed by the Parties on the 22 of November 2011.

The Sellers:

For and on behalf of AGR Group ASA	For and on behalf of FieldCo Invest AS

/s/ Pål Stampe	/s/ Svein Sollund
Pål Stampe	Svein Sollund Attorney-in-fact

The Buyer:

For and on behalf of Oceaneering AS

/s/ Bernt Aage Lie
Bernt Aage Lie Attorney-in-fact